                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 5)

                    Under the Securities Exchange Act of 1934

                        NEW WORLD RESTAURANT GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Shares of Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    649271103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           GREENLIGHT CAPITAL, L.L.C.
                        420 Lexington Avenue, Suite 1740
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                                Eliot D. Raffkind
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                  June 26, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 649271103                  13D/A

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       44,126,555 (includes 34,065,204
              OWNED BY                         shares issuable to affiliates of
                EACH                           the reporting person upon
              REPORTING                        exercise of Warrant Agreements
             PERSON WITH                       with the Issuer)
                                       -----------------------------------------
                                         8     SHARED VOTING POWER

                                               0
                                       -----------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               44,126,555 (includes 34,065,204
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
                                       -----------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               44,126,555 (includes 34,065,204 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               51.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               OO
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                    2 of 12

CUSIP No. 649271103                  13D/A

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       44,126,555 (includes 34,065,204
              OWNED BY                         shares issuable to affiliates of
                EACH                           the reporting person upon
              REPORTING                        exercise of Warrant Agreements
             PERSON WITH                       with the Issuer)
                                       -----------------------------------------
                                         8     SHARED VOTING POWER

                                               0
                                       -----------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               44,126,555 (includes 34,065,204
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
                                       -----------------------------------------
                                        10     SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               44,126,555 (includes 34,065,204 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               51.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                    3 of 12

CUSIP No. 649271103                  13D/A

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       6,362,320 (includes 5,630,720
              OWNED BY                         shares issuable to the reporting
                EACH                           person upon exercise of a Warrant
              REPORTING                        Agreement with the Issuer)
             PERSON WITH               -----------------------------------------
                                         8     SHARED VOTING POWER

                                               0
                                       -----------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               6,362,320 (includes 5,630,720
                                               shares issuable to the reporting
                                               person upon exercise of a Warrant
                                               Agreement with the Issuer)
                                       -----------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,362,320 (includes 5,630,720 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                    4 of 12

CUSIP No. 649271103                  13D/A

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital Qualified, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       17,660,822 (includes 14,171,871
              OWNED BY                         shares issuable to the reporting
                EACH                           person upon exercise of a Warrant
              REPORTING                        Agreement with the Issuer)
             PERSON WITH               -----------------------------------------

                                         8     SHARED VOTING POWER

                                               0
                                       -----------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               17,660,822 (includes 14,171,871
                                               shares issuable to the reporting
                                               person upon exercise of a Warrant
                                               Agreement with the Issuer)
                                       -----------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               17,660,822 (includes 14,171,871 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)

--------------------------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               27.1%

--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                    5 of 12

CUSIP No. 649271103                  13D/A

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital Offshore, Ltd.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       20,103,418 (includes 14,262,618
              OWNED BY                         shares issuable to the reporting
                EACH                           person upon exercise of a Warrant
              REPORTING                        Agreement with the Issuer)
             PERSON WITH               -----------------------------------------
                                         8     SHARED VOTING POWER

                                               0
                                       -----------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               20,103,418 (includes 14,262,618
                                               shares issuable to the reporting
                                               person upon exercise of a Warrant
                                               Agreement with the Issuer)
                                       -----------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               20,103,418 (includes 14,262,618 shares issuable to the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               30.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                    6 of 12

                         AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 5 to Schedule 13D (the "Schedule 13D"), relating to shares of common stock of New World Restaurant Group, Inc., f/k/a New World Coffee - Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation (the "Issuer"), is being filed as an amendment to the statement on Schedule 13D as filed with the Securities and Exchange Commission (the "Commission") on January 30, 2001, as amended by Amendment No. 1 filed with the Commission on February 2, 2001, Amendment No. 2 filed with the Commission on July 2, 2001, Amendment No. 3 filed with the Commission on May 30, 2003 and Amendment No. 4 filed with the Commission on June 20, 2003. This Schedule 13D is filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company, and its affiliates ("Greenlight"), Greenlight Capital, L.P., a Delaware limited partnership ("Greenlight Fund"), of which Greenlight is the general partner, Greenlight Capital Offshore, Ltd., a Cayman Islands exempted company ("Greenlight Offshore"), for whom Greenlight Capital Inc., an affiliate of Greenlight Capital, L.L.C., acts as investment advisor, Greenlight Capital Qualified, L.P., a Delaware limited partnership ("Greenlight Qualified"), of which Greenlight is the general partner, and Mr. David Einhorn, principal of Greenlight (the "Principal").

         This Schedule 13D relates to shares of Common Stock of the Issuer purchased by Greenlight for the accounts of (i) Greenlight Fund, (ii) Greenlight Qualified, and (iii) Greenlight Offshore (collectively, the "Greenlight Entities").

ITEM 2. IDENTITY AND BACKGROUND

         (a) This statement is filed by: (i) Greenlight, (ii) Greenlight Fund,
(iii) Greenlight Offshore, (iv) Greenlight Qualified, and (v) Mr. David Einhorn.

         (b) The business address of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal is 420 Lexington Avenue, Suite 1740, New York, NY 10170.

         (c) Greenlight provides investment management services to private individuals and institutions. Greenlight Fund, Greenlight Qualified and Greenlight Offshore are private investment funds. The principal occupation of Mr. Einhorn is investment management.

         (d) None of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or


                                    7 of 12
mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Greenlight is a Delaware limited liability company. Greenlight Fund and Greenlight Qualified are Delaware limited partnerships. Greenlight Offshore is a Cayman Islands exempted company. Mr. David Einhorn is a United States citizen.

ITEM 4. PURPOSE OF THE TRANSACTION

         Item 4 of the Schedule 13D is hereby amended and supplemented by the following paragraphs:

         Pursuant to that certain Letter Agreement, dated June 19, 2001, among the Greenlight Entities and the Issuer (the "Letter Agreement"), a copy of which is attached as Exhibit 99.8 to Schedule 13D as filed with the Commission on July 2, 2001, the Greenlight Entities allowed the Issuer to pledge those certain bonds (the "Bonds") known as Einstein/Noah Corporation 7.25% convertible subordinated bonds June 2004. According to the Letter Agreement, if certain events occurred, the Bonds would be convertible and the Greenlight Entities would receive warrants. On June 26, 2003, the Bonds held by each of Greenlight Qualified, Greenlight Fund and Greenlight Offshore became convertible into 6,042.354, 2,508.146, and 5,700.334 shares, respectively, of Series F Preferred Stock of the Issuer, as previously requested in the letter dated May 23, 2003 and filed as Exhibit 99.1 to the Third Amendment to Schedule 13D filed with the Commission on May 30, 2003. Upon the Bonds being convertible into Series F Preferred Stock of the Issuer, the Issuer also issued Common Stock Warrants of the Issuer for 5,082,529 shares of Common Stock to Greenlight Qualified, 2,109,728 shares of Common Stock to Greenlight Fund and 4,794,838 shares of Common Stock to Greenlight Offshore.

         On June 26, 2003, the Greenlight Entities, Halpern Denny Fund III, L.P. ("HD") and the Issuer entered into an Equity Restructuring Agreement, a copy of which is attached hereto as Exhibit 99.1, pursuant to which the parties agreed to a recapitalization of the Issuer's equity structure (the "Equity Recap"). In the Equity Recap, (a) HD will exchange all of its equity interests in the company for $57.0 million face amount of a new Series Z Preferred Stock and (b) the Greenlight Entities will exchange all of its 61,706.237 shares of Series F Preferred Stock, including the 4,337.481 shares of Series F Preferred Stock to be purchased from Jeffries & Company, Inc. ("Jeffries"), for 938,084,289 shares of Common Stock of the Issuer as detailed below. The Equity Recap is subject to numerous conditions, including, without limitation, approval by the Issuer's shareholders. Assuming the Equity Recap occurs, the Greenlight Entities will beneficially own approximately 92.0% of the Issuer's outstanding Common Stock including the Common Stock that Greenlight currently owns.

         On June 27, 2003, the Greenlight Entities and certain other holders of the Issuer's Senior Secured Increasing Rate Notes due 2003 and Senior Secured Increasing Rate Notes due 2003, Series B, entered into a Note Purchase and Put Agreement (the "Note Agreement"), a copy of which is attached hereto as Exhibit 99.2, with Jefferies, pursuant to which Greenlight, subject to the terms and conditions of the Note Agreement:


                                    8 of 12

         i) agreed, subject to the closing of Jefferies' purchase on or prior to September 27, 2003 of $160,000,000 in aggregate principal amount of the Issuer's 13% Senior Secured Notes due 2008 (the "New Notes") pursuant to the Purchase Agreement dated June 27, 2003 between Jefferies and the Issuer (the "Purchase Agreement"), to purchase $35,000,000 in aggregate principal amount of the New Notes from Jefferies immediately following the closing under the Purchase Agreement; and

         ii) granted to Jefferies an option to sell to Greenlight on the date of the closing under the Purchase Agreement the aggregate principal amount of the New Notes that Jefferies is unable to sell to third parties up to a maximum of $15,000,000.

Jeffries was able to sell all of the New Notes, and the above option granted to Jeffries was not exercised.

         On July 8, 2003, New World EnbcDeb Corp. ("EnbcDeb"), the Issuer, the Greenlight Entities and Jefferies entered into an amendment (the "Amendment"), to the Note Purchase and Security Agreement dated June 19, 2001 (the "Note Purchase Agreement") among EnbcDeb, the Issuer and Jefferies. A copy of the Amendment is attached hereto as Exhibit 99.3. Pursuant to the terms of the Amendment, the Issuer has agreed to issue to Jefferies, contemporaneously upon the consummation of a refinancing of its existing Senior Secured Increasing rate Notes due 2003 pursuant to a Rule 144A offering of $160,000,000 principal amount of Senior Secured Notes, 4,337.481 shares of its Series F Preferred Stock in full satisfaction of the Issuer's obligations under the Note Purchase Agreement. Immediately upon the issuance of the Series F Preferred Stock, Greenlight has agreed to purchase such shares of Series F Preferred Stock from Jefferies for aggregate consideration of $2,770,000, payable in cash.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) As of June 30, 2003, Greenlight and Mr. Einhorn beneficially own 44,126,555 shares of Common Stock of the Issuer (which includes 34,065,204 shares issuable to Greenlight Fund, Greenlight Offshore and Greenlight Qualified upon exercise of the Warrants), which represents 51.9% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 44,126,555 shares of Common Stock beneficially owned by Greenlight and Mr. Einhorn as of the date hereof, by (ii) 85,082,061 shares of Common Stock, which equals the sum of (y) 51,016,857 shares of Common Stock outstanding as of April 30, 2003 based upon the Issuer's 10Q filed with the Commission on May 16, 2003 and (z) 34,065,204 shares of Common Stock underlying the Warrants. The 34,065,204 shares of Common Stock underlying the Warrants described above are beneficially owned by Greenlight and Mr. Einhorn for the account of Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.


                                    9 of 12

                 As of June 30, 2003, Greenlight Fund beneficially owns 6,362,370 shares of Common Stock of the Issuer (which includes 5,630,720 shares issuable to the reporting persons upon exercise of its Warrants), which represents 11.2% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 5,630,720 shares of Common Stock beneficially owned by Greenlight Fund as of the date hereof, by (ii) 56,647,577 shares of Common Stock, which equals the sum of (y) 51,016,857 shares of Common Stock outstanding as of April 30, 2003 based upon the Issuer's 10Q filed with the Commission on May 16, 2003 and (z) 5,630,720 shares of Common Stock underlying its Warrants.

                 As of June 30, 2003, Greenlight Qualified beneficially owns 17,660,822 shares of Common Stock of the Issuer (which includes 14,171,871 shares issuable to the reporting persons upon exercise of its Warrants), which represents 27.1% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 17,660,822 shares of Common Stock beneficially owned by Greenlight Qualified as of the date hereof, by (ii) 65,188,728 shares of Common Stock, which equals the sum of (y) 51,016,857 shares of Common Stock outstanding as of April 30, 2003 based upon the Issuer's 10Q filed with the Commission on May 16, 2003 and (z) 14,171,871 shares of Common Stock underlying its Warrants.

                 As of June 30, 2003, Greenlight Offshore beneficially owns 20,103,418 shares of Common Stock of the Issuer (which includes 14,262,618 shares issuable to the reporting persons upon exercise of its Warrants), which represents 30.80% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 20,103,418 shares of Common Stock beneficially owned by Greenlight Offshore as of the date hereof, by (ii) 65,279,475 shares of Common Stock, which equals the sum of (y) 51,016,857 shares of Common Stock outstanding as of April 30, 2003 based upon the Issuer's 10Q filed with the Commission on May 16, 2003 and (z) 14,262,618 shares of Common Stock underlying its Warrants.

         (b) Greenlight and Mr. Einhorn for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified have the power to vote and dispose of the shares of Common Stock held by each such entity.

         (c) Other than as described in Items 3 and 4 above and Items 3 and 4 of Amendment No. 3 filed with the Commission on May 30, 2003, none of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principals have engaged in any transactions in the Common Stock within the past 60 days.

         (d) Not Applicable.

         (e) Not Applicable.


                                    10 of 12

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as set forth in Item 4 of this Schedule 13D, as amended, none of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Equity Restructuring Agreement dated June 26, 2003, among New World Restaurant Group, Inc., Greenlight Capital, L.P., Greenlight Qualified, L.P., Greenlight Capital Offshore, Ltd., Brookwood New World Investors, L.L.C., NWCI Holdings, LLC and Halpern Denny Fund III, L.P.

Exhibit 99.2 Note Purchase and Put Agreement, dated June 27, 2003, among Jefferies & Company, Inc. and the purchasers set forth on Annex A thereto.

Exhibit 99.3 Amendment, to Note Purchase and Security Agreement dated July 8, 2003, among New World EncDeb Corp., New World Restaurant Group, Inc., Greenlight Capital, L.P., Greenlight Qualified, L.P., Greenlight Capital Offshore, Ltd. and Jefferies & Company, Inc.

Exhibit 99.9 Joint Filing Agreement dated June 20, 2003, among Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and Mr. Einhorn.


                                    11 of 12

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   July 15, 2003


                                       GREENLIGHT CAPITAL, L.L.C.

                                       By: /s/ DAVID EINHORN
                                           -------------------------------------
                                           David Einhorn, Managing Member

                                       GREENLIGHT CAPITAL, L.P.

                                       By: Greenlight Capital, L.L.C., its
                                           general partner

                                       By: /s/ DAVID EINHORN
                                           -------------------------------------
                                           David Einhorn, Managing Member

                                       GREENLIGHT CAPITAL QUALIFIED, L.P.

                                       By: Greenlight Capital, L.L.C., its
                                           general partner

                                       By: /s/ DAVID EINHORN
                                           -------------------------------------
                                           David Einhorn, Managing Member

                                       GREENLIGHT CAPITAL OFFSHORE, LTD.

                                       By: Greenlight Capital, Inc., its
                                           investment advisor

                                       By: /s/ DAVID EINHORN
                                           -------------------------------------
                                           David Einhorn, President


                                       /s/ DAVID EINHORN
                                       -----------------------------------------
                                       David Einhorn


                                    12 of 12